UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD

Specialized Disclosure Report

QUANTUM-SI INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	001-39486	85-1388175
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

29 Business Park Drive, Branford, Connecticut	06405
(Address of principal executive offices)	(Zip Code)

Jeff Keyes (866) 688-7374
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, Quantum-SI Incorporated (the “Company”) hereby files this Specialized Disclosure Report on Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01.

A copy of the Company’s conflict Minerals Report is also publicly available at: www.quantum-si.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this form.

Section 2 - Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit No. 1.01 - Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QUANTUM-SI INCORPORATED
(Registrant)

/s/ Jeff Keyes	May 22, 2025
Jeff Keyes Chief Financial Officer	(Date)